DLA Piper US LLP 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2309 www.dlapiper.com

Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

January 28, 2009

VIA COURIER AND EDGAR

Karen J. Garnett, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561 CF/AD8

Washington, D.C. 20549

Re:	Behringer Harvard Opportunity REIT II, Inc. (BH Opp REIT II)
Post-Effective Amendment No. 5 to Form S-11
Commission File No. 333-140887

Dear Ms. Garnett:

Attached is a courtesy copy of the above-referenced filing.  This is BH Opp REIT II’s first quarterly post-effective amendment and is being filed pursuant to its 20.D Industry Guide 5 undertaking.

Supplement No. 12 includes, among other items, (i) summary information with respect to BH Opp REIT II’s portfolio; (ii) information with respect to compensation to BH Opp REIT II’s advisor and its affiliates; (iii) information with respect to distributions; and (iv) financial information with respect to BH Opp REIT II’s acquisition.  Note that BH Opp REIT II acquired its first asset on October 28, 2008.  We have not included selected financial data about BH Opp REIT II or its portfolio in this post-effective amendment as BH Opp REIT II’s first quarter of real estate operations is the fourth quarter of 2008 and BH Opp REIT II is currently preparing and reviewing information for its annual report for the year ended December 31, 2008 on Form 10-K.

Also note we edited undertaking (f) in Part II, Item 37 of the post-effective amendment based upon guidance from the Staff and the language from the Division of Corporation Finance Financial Reporting Manual.  The undertaking now states (changes highlighted in bold):

The Company undertakes to file a sticker supplement pursuant to Rule 424(c) under the Act during the distribution period describing each significant property not identified in the prospectus at such time as there arises a reasonable probability that such property will be acquired and to consolidate all such stickers into a post-effective amendment filed at least once every three months with the information contained in such amendment provided simultaneously to the existing stockholders.  Each sticker supplement will disclose all compensation and fees received by the Advisor and its affiliates in connection with any such acquisition.  The post-effective amendment shall include audited financial statements meeting the requirements of Rule 3-14 of

Regulation S-X only for the significant properties acquired during the distribution period if such financial statements have been filed or would be due under Items 2.01 and 9.01 of Form 8-K.

If you should have any questions about this filing or require any further information, please call me at (919) 786-2002.

Very truly yours,

/s/ Robert H. Bergdolt

Robert H. Bergdolt